October 13, 2006

By Fax: (202)772-9368

Mr. H. Roger Schwall
Assistant Director
United States Securities
and Exchange Commission
100 F Street N.E., Stop 7010
Washington, DC 20549

Dear Sirs:

Re:	Canadian Zinc Corporation Form 20-F for Fiscal Year Ended December 31, 2005 Filed July 3, 2006 File No. 0-22216

We refer to your letter dated August 29, 2006 and our reply dated September 5, 2006, copy attached.

We confirm that we have a draft extensive response almost completed, however, as your review has identified an error in the financial statements as filed (Note 3 and Note 13(b) our auditors, Ernst & Young, have requested further time to review our response.

We anticipate being in a position to send you our response within two weeks, by October 27th.

In the meantime we hope to have a discussion with Roger Baer, Mining Engineer with regard to one response.

We trust that this is satisfactory.

Yours truly

CANADIAN ZINC CORPORATION

“John F. Kearney”
John F. Kearney
Chairman and President

cc: Mr. Kevin Stertzel
Division of Corporation Finance

Suite 1002 - 111 Richmond Street West, Toronto, ON M5H 2G4 Canada Tel: (416)362-6686 Fax: (416)368-5344 E-mail: kearney@canadianzinc.com, Website: www.canadianzinc.com